September 29, 2008

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:  Claymore Exchange-Traded Fund Trust  (File Nos. 333-134551 & 811-21906)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 58 to the registration statement for Claymore Exchange-Traded Fund Trust (the "Trust") filed on Form N-1A on July 30, 2008 ("Amendment No. 58"), concerning the following series of the Trust: Claymore/S&P Global Dividend Opportunities Index ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 64 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         COMMENT 1. PLEASE BE ADVISED OF THE STAFF'S POSITION THAT, PURSUANT TO RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), A FUND WITH THE WORD "GLOBAL" OR "INTERNATIONAL" IN ITS NAME MUST INVEST IN A NUMBER OF DIFFERENT COUNTRIES THROUGHOUT THE WORLD AND INVEST A CERTAIN PERCENTAGE OF ITS ASSETS IN COUNTRIES OUTSIDE OF THE U.S. ACCORDINGLY, PLEASE CONFIRM TO THE STAFF THAT THE FUND WILL NORMALLY INVEST AT LEAST 40% OF ITS ASSETS OUTSIDE OF THE U.S.

                  Response 1. As set forth in item 4 under "Index Construction" (page 3), no single country (including the U.S.) may constitute more than 25% of the Index at each semi-annual rebalance. Accordingly, the Fund will normally have at least 40% of its assets invested outside of the U.S. .

         COMMENT 2. FEES AND EXPENSES OF THE FUND (PAGE 5-6)

         THE SECOND LINE ITEM UNDER "SHAREHOLDER FEES" REFERS TO "ADDITIONAL" CREATION/REDEMPTION TRANSACTION FEES OF $12,000 PER ORDER. IF THIS FEE IS IN ADDITION TO THE STANDARD FEE OF $3,000, PLEASE REVISE THE DISCLOSURE TO CLARIFY THAT THE TOTAL MAXIMUM FEE IS $15,000.

                  Response 2. The word "additional" has been deleted, as the $12,000 figure refers to the maximum transaction fee.

         COMMENT 3. PLEASE NOTE THAT THE FUND'S POLICY TO INVEST 90% OF ITS TOTAL ASSETS IN COMPONENT SECURITIES OF THE INDEX AND INVESTMENTS WITH ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY SIMILAR TO THE INDEX'S COMPONENT SECURITIES IS SET FORTH IN BOTH THE PRIMARY INVESTMENT STRATEGIES SECTION (PAGE
2) AND THE SECONDARY INVESTMENT STRATEGIES SECTION (PAGE 8). PLEASE CLARIFY WHETHER THIS STRATEGY IS A PRIMARY OR SECONDARY ONE.

                  Response 3. The 90% policy is a primary investment strategy. The disclosure in the "Secondary Investment Strategies" has been revised accordingly to clarify that it is in contrast to the other investments that may be made by the Fund pursuant to its secondary investment policies.

CHRISTIAN SANDOE, ESQ.
SEPTEMBER 29, 2008
PAGE 2


         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                     Sincerely,

                                                     /s/ Jeremy Senderowicz